06005308

S... MISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65896

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GROTON SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 Fifth Avenue, Suite 1700
(No. and Street)

New York, (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem (212) 509-7800
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Kathy Efrem swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Groton Securities LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Kathy K Efrem
Signature

FINANCIAL & OPERATION PRINCIPAL
Title

Carl Goodman
Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 20 10

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Member of
Groton Securities LLC

We have audited the accompanying statement of financial condition of Groton Securities LLC (formerly Rinaldini & Co. Securities LLC) (a wholly owned subsidiary of Groton Partners LLC) (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Groton Securities LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 6 , 2006

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

GROTON SECURITIES LLC
(formerly Rinaldini & Co. Securities LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Cash	$ 36,324
Accounts Receivable	137,517
Total Assets	$173,841
LIABILITIES AND MEMBER'S EQUITY	
Member's Equity	$173,841
Total Liabilities and Member's Equity	$173,841

See Notes to Statement of Financial Condition

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2005

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Groton Securities LLC (formerly Rinaldini & Co. Securities LLC), (the "Company"), is a wholly owned subsidiary of Groton Partners LLC (formerly Rinaldini & Co., Inc.) (the "Parent"). The Company is registered under the Securities Exchange Act of 1934 as a broker/dealer in securities and is a member of the NASD.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

As a single member limited liability corporation, the Company's income is included in the tax return of its Parent.

2. REGULATORY REQUIREMENT:

As a registered broker-dealer and member of the NASD, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission which requires the Company to maintain minimum net capital, as defined, equal to $5,000. At December 31, 2005, the Company had net capital of $36,324, which exceeded its requirement of $5,000 by $31,324.

3. SUBSEQUENT EVENT:

Subsequent to December 31, 2005, the Parent withdrew $127,944 from the Company.